Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

09047531

SUPPL

16 December 2009

SEC Mail
Mail Processing
Section
DEC 18 2009
Washington, DC
109

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited <u>(File Number 082-35128)</u> documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

dlw 1/5

cag_cosec_syd_prd/68580_1

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

14 December 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 11 December 2009, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.002%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 11 December 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

MACQUARIE

ASX Release

FURTHER INFORMATION REGARDING PROPOSED REMUNERATION ARRANGEMENTS

11 December 2009 - Macquarie Group (ASX:MQG; ADR:MQBKY) advises that under proposed changes to its remuneration arrangements announced in October, approximately $350 million of the retained profit share of its senior staff will be applied to the acquisition of fully paid ordinary MQG shares. The shares will be acquired as the initial allocation under the Macquarie Group Employee Retained Equity Plan (MEREP), a proposed new employee equity plan.

The proposed remuneration changes, including the new employee equity plan, have been detailed in the Notice of Meeting and Explanatory Memorandum dated 16 November 2009 and will be voted on at a General Meeting of Macquarie shareholders on 17 December 2009.

The $350 million estimate includes a portion of staff members' retained 2009 profit share, and amounts of Executive Directors' retained profit share from prior years which they elected to move from the existing to the new arrangements. Macquarie previously advised that because participation in MEREP for Executive Directors' pre-2009 retained amounts was not mandatory, this amount would be less than the $500 million estimate advised in March.

The Managing Director has elected to transition his entire pre-2009 retained profit share to the new arrangements.

As previously announced, the equity participation is proposed to be provided via either the issue of new shares, on-market share purchases or a combination of both at the discretion of the Board and to be determined at the time having regard to all factors including prevailing market conditions.

For further information, please contact:

Stuart Green, Investor Relations
Macquarie Group
Tel: (02) 8232 8845

Paula Hannaford, Corporate Communications
Macquarie Group
Tel: (02) 8232 4102